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DIVERSIFIED BIOTECH HOLDINGS CORPORATION
500 Fifth Avenue, 56th flr.
New York, NY 10110

                September 22, 2003

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Michael K. Ferraro

Re:	Diversified Biotech Holdings Corporation Registration Statement on Form SB-2 File No. 333-107212 Filed July 21, 2003

Dear Mr. Ferraro:

        We previously filed the above referenced registration statement on Form SB-2. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal in order to restructure our corporate organization and to raise capital. If you have any questions concerning this matter, please contact the undersigned or our counsel, Richard A. Friedman, Esq. at 212-930-9700. Also, note that the filing fee paid for the withdrawn registration statement will be applied towards any subsequent registration statement pursuant to Rule 457 of the Act.

Very truly yours,
/s/ SCOTT L. MATHIS Scott L. Mathis President
cc:
Richard A. Friedman, Esq.

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DIVERSIFIED BIOTECH HOLDINGS CORPORATION 500 Fifth Avenue, 56th flr. New York, NY 10110